# SEC Schedule 13D/A (Amendment No. 43) — Beneficial ownership report by holders of more than 5% of a class

Issuer: STAAR SURGICAL CO, CIK 0000718937
CUSIP: 852312305
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 25510 Commercentre Drive, Lake Forest, California (CA), 92630
Date of event which requires filing of this statement: 01/14/2026
Filed by CIK 0001278386
Persons authorized to receive notices and communications: Neal C. Bradsher, c/o Broadwood Capital, Inc., 156 West 56th Street, 3rd Floor,, New York, New York (NY), 10019, (212) 508-5735

## Reporting persons
- Broadwood Partners, L.P. (CIK 0001278386): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 15,453,629; sole dispositive power 0; shared dispositive power 15,453,629; aggregate amount beneficially owned 15,453,629 (31.1% of the class)
- Broadwood Capital, Inc.: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,453,629; sole dispositive power 0; shared dispositive power 115,453,629; aggregate amount beneficially owned 15,453,629 (31.1% of the class)
- Neal C. Bradsher: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 25,900; shared voting power 15,453,629; sole dispositive power 25,900; shared dispositive power 15,453,629; aggregate amount beneficially owned 15,479,529 (31.1% of the class)
- Richard T. LeBuhn: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 21,280; shared voting power 6; sole dispositive power 21,280; shared dispositive power 6; aggregate amount beneficially owned 21,286 (0% of the class); the aggregate amount excludes certain shares
  Comment: Box 11 - Does not include 2,532 Shares over which Mr. LeBuhn does not have direct or indirect beneficial ownership. Such shares are held in three separate irrevocable trusts for Mr. LeBuhn's daughters in which Mr. LeBuhn has no voting or dispositive power and disclaims any beneficial ownership interest in such shares.
- Natalie R. Capasso: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Raymond A. Myers: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jason J. Martin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: STAAR SURGICAL CO
Address of issuer's principal executive offices: 25510 Commercentre Drive, Lake Forest, California (CA), 92630
Comment: This Amendment No. 43 to the Schedule 13D ("Amendment No. 43"), amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on October 12, 2004, (the "Original Schedule 13D," as amended, the "Schedule 13D") with respect to shares of common stock, par value $0.01 per share (the "Shares") of STAAR Surgical Company (the "Issuer"). Capitalized terms used but not otherwise defined in this Amendment No. 43 have the meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended to add the following:

Pursuant to the Joint Filing and Solicitation Agreement, Natalie R. Capasso, Raymond A. Myers and Jason J. Martin were members of a group with Broadwood Partners, Broadwood Capital, Neal C. Bradsher and Richard T. LeBuhn formed to solicit proxies against proposals related to the Proposed Merger submitted to stockholders for approval at the Special Meeting. In connection with the entry into the Cooperation Agreement (as defined and described in Item 4 below) and completed solicitation with respect to the Special Meeting, the Joint Filing and Solicitation Agreement has been terminated and each of Natalie R. Capasso, Raymond A. Myers and Jason J. Martin is no longer a member of a "group," pursuant to the meaning of Rule 13d-3 of the Exchange Act, with Broadwood Partners, Broadwood Capital and Messrs. Bradsher and LeBuhn, and shall cease to be a Reporting Person immediately upon the filing of this Amendment No. 43.

Each of Broadwood Partners, Broadwood Capital and Messrs. Bradsher and LeBuhn shall remain a "Reporting Person" and collectively the "Reporting Persons." The remaining Reporting Persons are a party to that certain Joint Filing Agreement, as further described in Item 6, and will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented by the addition of the following:

The funds for the purchase of the 15,453,629 Shares beneficially owned by each of Broadwood Partners and Broadwood Capital came from Broadwood Partners' working capital. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 15,479,529 Shares beneficially owned by Mr. Bradsher came from his personal funds and Broadwood Partners' working capital. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by the addition of the following:

On January 14, 2026, Broadwood Partners entered into a letter agreement (the "Cooperation Agreement") with the Issuer.

Pursuant to the Cooperation Agreement, the Issuer agreed to (i) accept the resignations of Stephen C. Farrell and Elizabeth Yeu from the Board, (ii) increase the size of the Board from six to seven directors, (iii) appoint each of Neal C. Bradsher, Richard T. LeBuhn and Christopher Min Fang Wang to the Board and (iv) nominate each of Messrs. Bradsher, LeBuhn and Wang for election to the Board at the Issuer's 2026 annual meeting of stockholders (the "2026 Annual Meeting"). Additionally, Mr. Farrell is expected to remain CEO of the Issuer until January 31, 2026 or such earlier date as is determined by the Board. The Cooperation Agreement also provides that, until June 18, 2026, Broadwood Partners and its affiliates shall not, nor shall it encourage any other person to, request that the Company call a special meeting of stockholders for any reason, including, but not limited to, a special meeting to remove directors from the Board. Further, Broadwood Partners and the Issuer have agreed to release each other from any claims and customary mutual non-disparagement provisions.

The Issuer has also agreed to reimburse each of Broadwood Partners, Yunqi Capital and Defender Capital for reasonable and documented out-of-pocket fees and expenses incurred in connection with the Special Meeting for the Proposed Merger.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in it is entirety by reference to the full text of the Cooperation Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On January 14, 2026, each of Mr. Bradsher and Mr. LeBuhn were appointed as a director to the Board to serve until the 2026 Annual Meeting and until his respective successor is elected and qualified.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and supplemented by the addition of the following:

The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 49,741,953 Shares outstanding as of October 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended September 26, 2025 filed with the SEC by the Issuer on November 5, 2025. As of the date hereof, Broadwood Partners may be deemed to beneficially own 15,453,629 Shares, representing approximately 31.1% of the Shares outstanding. As of the date hereof, Broadwood Capital may be deemed to beneficially own 15,453,629 Shares, representing approximately 31.1% of the Shares outstanding. As of the date hereof, Mr. Bradsher may be deemed to beneficially own 15,479,529 Shares, representing approximately 31.1% of the Shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Broadwood Partners has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 15,453,629 Shares. Broadwood Partners has sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition 15,453,629 Shares.

Broadwood Capital has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 15,453,629 Shares. Broadwood Capital has sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition 15,453,629 Shares.

Mr. Bradsher has the sole power to vote or direct the vote of 25,900 Shares and the shared power to vote or direct the vote of 15,453,629 Shares. Mr. Bradsher has sole power to dispose or direct the disposition of 25,900 Shares and the shared power to dispose or direct the disposition 15,453,629 Shares.
Transactions in the class effected during the past sixty days: Each of Broadwood Capital and Messrs. Bradsher, LeBuhn, Capasso, Myers and Martin has not entered into any transactions during the past sixty days. The transactions in the Shares by Broadwood Partners during the past sixty days are set forth in Exhibit 99.2 and are incorporated herein by reference. All such transactions were effected in the open market through a broker.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by the addition of the following:

On January 14, 2026, Broadwood Partners and the Issuer entered into the Cooperation Agreement as described in Item 4 above and incorporated herein by reference.

Also on January 14, 2026, the Joint Filing and Solicitation Agreement terminated pursuant to its terms, effective immediately.

On January 16, 2026, the Reporting Persons entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to securities of the Issuer to the extent required by law. The foregoing description of the Joint Filing Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Joint Filing Agreement, which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

As directors of the Issuer, each of Mr. Bradsher and Mr. LeBuhn is subject to and intends to comply with the policies and guidelines of the Issuer applicable to all directors of the Issuer, including, without limitation, policies related to the trading of the Issuer's securities.

As a result of each of Mr. Bradsher's and Mr. LeBuhn's positions at the Issuer, on the one hand, and Broadwood Partners and Broadwood Capital, on the other hand, Broadwood Partners and Broadwood Capital are subject to and intend to adhere to the policies of the Issuer, including certain policies related to the trading of the Issuer's securities, subject to certain exceptions.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented to add the following exhibit:

Exhibit 99.1 Cooperation Agreement, dated January 14, 2026, between STAAR Surgical Company and Broadwood Partners, L.P.
Exhibit 99.2 Transactions in Issuer Securities During the Past Sixty Days.
Exhibit 99.3 Joint Filing Agreement, dated January 16, 2026, by and among, Broadwood Partners, L.P., Broadwood Capital, Inc., Neal C. Bradsher and Richard T. LeBuhn.

## Signatures
- Broadwood Partners, L.P.: /s/ Neal C. Bradsher, Neal C. Bradsher. President of Broadwood Capital, Inc. (01/16/2026)
- Broadwood Capital, Inc.: /s/ Neal C. Bradsher, Neal C. Bradsher, President (01/16/2026)
- Neal C. Bradsher: /s/ Neal C. Bradsher, Neal C. Bradsher (01/16/2026)
- Richard T. LeBuhn: /s/ Richard T. LeBuhn, Richard T. LeBuhn (01/16/2026)
- Natalie R. Capasso: /s/ Natalie R. Capasso, Natalie R. Capasso (01/16/2026)
- Raymond A. Myers: /s/ Raymond A. Myers, Raymond A. Myers (01/16/2026)
- Jason J. Martin: /s/ Jason J. Martin, Jason J. Martin (01/16/2026)